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                                                                      EXHIBIT 12

                     HIGHWOODS/FORSYTH LIMITED PARTNERSHIP

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                                                               PERIOD FROM
                                                  NINE MONTHS ENDED                           JUNE 14, 1994
                                                    SEPTEMBER 30,                            TO DECEMBER 31,
                                                        1997            1996       1995           1994           1993      1992
                                                  -----------------    -------    -------    ---------------    ------    ------
Earnings(1)(2)
Income (loss) from continuing operations.......        $60,576         $46,674    $28,934        $ 8,159        $ (155)   $ (239)
Interest.......................................         33,082          23,360     12,101          4,955         5,185     5,059
Amortization of loan costs.....................          1,689           1,870      1,619            738            --        --
Total Earnings.................................        $95,347         $71,904    $42,654        $13,852        $5,030    $4,820
Fixed charges and preferred stock dividends (2)
Interest.......................................        $33,082         $23,360    $12,101        $ 4,955        $5,185    $5,059
Interest capitalized...........................          3,779           2,935        507             17            16        --
Amortization of loan costs expensed............          1,689           1,870      1,619            738            --        --
Amortization of loan costs capitalized.........             --              --         --             --            --        --
Total fixed charges............................        $38,550         $28,165    $14,227        $ 5,710        $5,201    $5,059
Preferred stock dividends......................          6,972              --         --             --            --        --
Ratio of earnings to fixed charges.............           2.47x           2.55x      3.00x          2.43x        -- (3)    -- (4)
Ratio of earnings to combined fixed charges and
  preferred stock dividends....................           2.09x           2.55x      3.00x          2.43x        -- (3)    -- (4)

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(1) The calculation does not include amortization of previously capitalized interest.

(2) On February 12, 1997, the Company issued 125,000 8 5/8% Series A Preferred Shares, which was its first issuance of preferred stock. On September 25, the Company issued 6,900,000 8% Series B Preferred Shares, which was its second issuance of preferred stock.

(3) Earnings were inadequate to cover fixed charges by $171,000 for the year ended December 31, 1993.

(4) Earnings were inadequate to cover fixed charges by $239,000 for the year ended December 31, 1992.

                                      F-11
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